                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                  OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
                     OR 12(g) OF THE SECURITIES ACT OF 1934


                      GLOBAL TELEPHONE COMMUNICATION, INC.
                 (Name of Small Business Issuers in Its Charter)


NEVADA                                                  84-1100424
(State or Other Jurisdiction of                       (IRS. Employer
Incorporation or Organization)                     Identification No.)


3838 CAMINO DEL RIO NORTH, SUITE 333, SAN DIEGO CA          92108-1789
(Address of Principal Executive Offices)                    (Zip Code)


                                 1-800-668-9880
                         (Registrant's Telephone Number)

Securities to be registered pursuant to Section 12(b) of the Act:

Title Of Each Class                       Name Of Each Exchange On Which
TO BE SO REGISTERED                       EACH CLASS IS TO BE REGISTERED

         n/a                                             n/a


Securities to be registered pursuant to Section 12(g) of the Act:

                         COMMON EQUITY, PAR VALUE $.001
                                (Title of Class)

                      GLOBAL TELEPHONE COMMUNICATION, INC.
                                   FORM 10-SB
                                TABLE OF CONTENTS




No.                 Title                                                             Page
---                 -----                                                             ----
                                                                                       No.
                                                                                       ---
                                     PART I

Item 1.   Description of Business ..............................................         3
Item 2.   Management's Discussion and Analysis or Plan of
          Operations ...........................................................         6
Item 3.   Description of Property ..............................................        11
Item 4.   Security Ownership of Certain Beneficial Owners and
          Management ...........................................................        11
Item 5.   Directors, Executive Officers, Promoters and Control
          Persons ..............................................................        12
Item 6.   Executive Compensation ...............................................        13
Item 7.   Certain Relationships and Related Transactions .......................        14
Item 8.   Description of Securities ............................................        14

                                     PART II

Item 1.   Market Price of and Dividends on the Registrant's
          Common Equity and Other Shareholder Matters ..........................        15
Item 2.   Legal Proceedings ....................................................        16
Item 3.   Changes in Disagreements with Accountants ............................        16
Item 4.   Recent Sales of Unregistered Securities ..............................        16
Item 5.   Indemnification of Directors and Officers ............................        19

                                    PART F/S

          Financial Statements .................................................        19

                                    PART III

Item 1.   Index to Exhibit .....................................................        20
Item 2.   Description of Exhibits ..............................................        20
          Signatures ...........................................................        23


                                     PART I

ITEM 1.           DESCRIPTION OF BUSINESS.

       The Registrant was incorporated on March 10, 1970 for the purpose of raising capital to develop and possibly mine certain oil and mineral deposits. The Registrant was unable to raise development money and the Registrant's operations ceased and the mineral deposits were abandoned.

       On June 23, 1997, the Registrant bought all the outstanding shares of Chow's Consulting Corporation by trading three common shares of the corporation for each one common share of Chow's dated April 20th, 1997. The aggregate consideration for the 180,000 common shares of Chow's consisted of 90,000 common shares in the capital stock of the Registrant. The only asset of Chow's was a mining claim which has since been deemed worthless and Chow's was dissolved.

       On October 14, 1997 the Registrant changed its name to Global Telephone Communication, Inc. The Registrant's main focus is to develop and seek opportunities in the IT (Information Technology) and Internet related businesses mainly in Asia, particularly China. Its goals are to provide IT/Internet value-added products and services such as web-based e-mail, voice over IP, systems integration, and other complementary leading edge technologies to the growing demands in the Asian markets.

       On February 9, 1998, the Registrant acquired all of the issued and outstanding shares of an operating multimedia company, Planet City Graphics Corp (Planet City), a private company incorporated under the laws of British Columbia, Canada having its Office in Vancouver, BC. The Company issued a total of 1,500,000 common shares in exchange for all the issued and outstanding shares of Planet City.

       On February 9, 1998, The Registrant also acquired all of the issued and outstanding shares of another operating multimedia company, Webworks Multimedia Corporation (Webworks), a private company incorporated under the laws of British Columbia, Canada, having its office in Vancouver, BC. The Registrant issued a total of 500,000 common shares in exchange for all the issued and outstanding shares of Webworks.

       Both of these companies are in the businesses of Web-hosting, systems integration, web graphics design. However, these entities failed to operate profitably and the Registrant has decided that these operations do not compliment its current business direction and plans to dispose of these operations prior to the end of its current fiscal year.

       On March 24, 1998 The Registrant changed its domicile from the State of Utah to the State of Nevada.

       On April 16, 1998, The Registrant entered into a Share Exchange Agreement with Regent Luck Holdings Ltd., (Regent), a Hong Kong corporation, with offices in Hong Kong, whereby the Company acquired all the issued and outstanding shares of Regent by issuing and exchanging 4,950,000 shares of the Registrant to the shareholders of Regent.

       Regent has a ninety percent (90%) ownership and interest in a joint venture company Shenzhen Global Net Computer Information Co. Ltd., (SGNCI) organized under the laws of The Peoples Republic of China, with Shenzhen Newsagent Co., Ltd.

       On June 8, 1998, the joint venture (SGNCI) was given the approval in accordance with the PRC Sino-Foreign Equity Joint Venture Enterprise Law and the approval on June 8, 1999 by Shenzhen Foreign Investment Bureau (No. 1998
0520).

       On March 9, 1999, the Registrant acquired 51% of the issued and outstanding shares of Pacific Asset International Ltd., a Hong Kong corporation (PAI). PAI is anticipated to provide the Registrant access to institutional and banking e-commerce business in Asia.

       Shenzhen Newsnet Co. Ltd. is a subsidiary of China Telecom and is the biggest Internet service provider in the city of Shenzhen with a subscriber base of over 40,000. It had entered into an exclusive agency agreement with SCNCI which gives SCNCI the rights to act as exclusive agents to conduct all telecommunications and internet business and services in Shenzhen Guangdong Province and in six of the biggest cities in China over time. The term of the agency agreement is for twelve years with options to renew subject to further negotiations. Profits will be shared on a 69%-31% basis in favor of SCNCI for the first eighteen months and 55%-45% subsequent to that. As part of the Share Exchange

Agreement with Regent, the Registrant agreed to provide funds as capital for the joint venture (SCNCI) in the amount of $1,300,000. To date, the Registrant has provided approximately $900,000.

       The Registrant will be engaged in the delivery of value added telephony products and services as well as internet access, content and Internet value added applications.

       These products and services will be delivered under licenses provided directly from China Telecom, the dominant carrier in China, or through its wholly owned subsidiaries. The services will be delivered to commercial, residential and educational users through the Public Switched Telephone network and will have their origin on Internet service platforms owned jointly or independently by the Registrant. The Registrant is also in the process of negotiating the acquisition a of controlling interest in a Hong Kong based venture currently being formed that will be originating and terminating international traffic into and out of greater China as well as intra China long distance.

       To date the Registrant has received business and product delivery approvals for the subsidiary it controls.

       The Registrant has structured activities in accordance with current local and foreign government regulations.

       While there can be no certainty, the Registrant believes that the regulatory environment will continue to support the Registrant's current and planned activities. However, any reversal of current government willingness to continue to approve such activities could have a serious material negative effect on the business prospects for the Registrant.

       The Registrant has spent approximately $2,000,000 US over the past two years in developing relationships, opportunities and in acquiring licenses and approvals.

       The available market is substantial and underserved. The Registrant will not be reliant upon any small number of major customers in any of its markets.

       The Registrant believes there is minimal, if any, cost to the Registrant for compliance with current environmental laws.

       The Registrant currently employs eight (8) full time employees and expects the total number of employees to reach twenty (20) or more within six
(6) months.

       The Registrant plans to market its products and services both directly and indirectly.

       The Registrant is not now fully reporting, but plans to make annual audited financials available to its shareholders.


ITEM 2.           MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS.

       The Registrant's financial condition, changes in financial condition and results of operations as of December 31, 1998 and 1997, and for the years then ended, are not meaningful or indicative of the present condition or future of the Registrant as they include results for companies purchased during such periods and are being disposed of on or about September 30, 1999. Refer to ITEM 1 for a history of the Business and its current focus.

       During the year ended December 31,1997 the Registrant was engaged primarily in fund raising activities.

       During the year ended December 31, 1998, the Registrant acquired three companies for the exchange of stock. Two of those companies, Webworks Multimedia Corporation and Planet City Graphics Corp. had operations, and accounted for all of the Registrant's revenues. However, these entities were operating at a loss and the Registrant has determined that they do not fit in with its current focus and direction and has decided to dispose of these operations prior to the end of its current fiscal year. Accordingly, their results are not meaningful in understanding the Registrant's prospects for the future.

       The third acquired company, Regent Luck Holdings Limited, has an office in Hong Kong, but has no operations to date. The acquisition agreement required the Registrant to provide $1,300,000 in development funds, $975,000 of which had been provided by June 30, 1999 and the balance will be provided by December 31, 1999.

       The Registrant's financial condition, changes in financial condition and results of operations as of June 30, 1999 and 1998 are not meaningful or indicative of the current or future of the Registrant as the business is undergoing a significant change in focus and direction. Refer to ITEM 1 for a history of the Business and its current focus.

       During the six months ended June 30, 1998, the Registrant had revenues of $100,000 and loss on the sale of securities of $100,000 which, after operating expenses, resulted in a loss of $300,000. The revenue and loss on sale of securities are from companies being sold as of September 30, 1999.

       During the six months ended June 30, 1999, the Registrant had revenues of $100,000 and a gain on the sale of securities of $100,000, which, after operating expenses, resulted in a loss of $300,000. The revenues and gain on sale of securities, and a portion of the operating expenses, are attributable to companies that the Registrant plans to dispose of prior to the end of its current fiscal year, and therefore are not meaningful in understanding trends or prospects for the future of the business.

       During the six months ended June 30, 1998, the Registrant raised $400,000 from the sale of equity securities to fund the operations.

       During the six months ended June 30, 1999, the Registrant raised $1,000,000 from the sale of equity securities to fund current operations.

       The Registrant's future financial condition will be determined by sociopolitical factors and other variables. Primarily, China's imminent entry into the World Trade Organization (WTO) and the liberalization of its telecom markets to foreigners will have a direct effect on the Registrant and its subsidiaries' business operations. Some of these factors are: the lowering of tariff and nontariff barriers for IT products and services; more transparency and clearer rules and regulations with respect to the telecom industry; an increase in globalization and the free flow of information among trading partners; access to more reliable market data; and other multilateral arrangements and market reforms that are prerequisites for entry into the WTO.

       Present indications from Beijing point to the liberalization of foreign investment in the mainland's Internet sector. There is widespread consensus that by the end of this year the Chinese Government will put in place new rules and regulations governing foreign participation in this sector. The liberalization of the telecom sector will allow the Registrant to provide capital and investment in other value-added products and services within the IT/ Internet sector such as IP Telephone and Long Distance Calling Cards that were previously prohibited from foreign participation.

       In the meantime, there are certain inherent risks involved in operating in this sector where the rules and regulations are still uncertain. Opening of the IT/Internet sector to foreign participation will also mean an increase in competition from multinational telecommunications companies in China. The degree to which it will affect the Registrant's future operations and financial results is uncertain and will depend on the competency of the management team in executing its business plan and carrying out an effective implementation of the core operations of the Joint Ventures.

       The Registrant's viability is contingent upon its ability to raise additional funds to support development efforts. There is no assurance the company will obtain additional financing on terms it deems acceptable.

       The implementation and expansion of the Registrant's and its subsidiaries business, including acquisitions, will require a commitment of substantial funds. At present, the Registrant is seeking a subordinated debt funding of 12,000,000 which is anticipated to close by the second week of October, 1999. Additional funding will be required in the future to satisfy capital requirements for the Registrant and its subsidiaries. Issuing additional equity will result in dilution to the existing shareholders. If adequate funds are not available, the Registrant's business could be adversely affected since internally generated funds are not expected to be sufficient to fund the Registrant's expansion needs in the short and near term.

       The first debt facility for $12,000,000 is expected be available to the Registrant by the second week of October, 1999. The Registrant believes that this facility will provide sufficient funds for its operational activities for the next 12 months. Nevertheless, the Registrant intends to pursue additional funding in the form of direct equity. The Registrant does not intend to develop its own value-added products and services at this time. It will, instead, purchase or license those products and services from reliable third parties. The Registrant plans to expend capital currently estimated at $3,000,000 US to $4,000,000 US during the next 12 months to finance the purchase, installation and upgrading of new and existing network facilities.

       The strategic partnership with Newsnet (subsidiary of China Telecom) gives the Registrant certain competitive advantages in the market place over its competitors. It gives the Registrant's Joint Venture operation a direct customer base of over 45,000, more favorable terms from China Telecom in lease-line contracts, customer loyalty and skilled technical support. In addition, the Registrant has entered into discussions with various multi-national telecom companies to form strategic alliances and partnerships in bringing their expertise and technologies to the Registrant's Joint Venture operations. This eliminates the risk for the Registrant to develop its own technologies and at the same time it can introduce mature and proven products and technologies that are suitable for the Chinese markets.

       In general, with respect to Year 2000 compliance, the Registrant's operating subsidiaries are not reliant on software developed internally. The Registrant will purchase products from third parties and these vendors have represented to the Registrant that their products are year 2000 compliant. The Registrant has purchased computers that are Year 2000 compliant and has tested those of its subsidiaries and they have also shown to be Year 2000 compliant.

       Exchange devaluation risks are inherent in having foreign operations, which generate revenue in foreign countries. This is especially true in Asia where currency fluctuations and devaluations are not only determined by market forces but are also dependent on the foreign government's fiscal and monetary policies. There are risks associated with repatriation of capital when conversion of currency is required.

       The success of the Registrant and its subsidiaries' business in China is subjected to the political and economical uncertainties in that region. These are characterized by unexpected changes in rules and regulations; tariffs or other barriers; policy changes regarding foreign asset ownership; changes in tax structure for foreign companies, unexpected changes in monetary or fiscal policies; market reforms, austerity programs enacted by the government; government subsidies that are non-competitive in nature, currency exchange regulations and lack of transparency in the financial markets. These factors and more could have an adverse impact on the Registrant's business and financial results in the future or require the Registrant to modify its current business practice.

       The market for information technology products and services is characterized by rapidly changing technology, frequent introductions of new products and evolving industry standards which result in product obsolescence and short product life cycles. Accordingly, the Registrant's success is dependent upon its ability to anticipate technological changes in the industry and to continually identify, obtain and successfully market new products and services that satisfy evolving technologies, customer preferences and industry requirements within the markets which the Registrant and its subsidiaries operate.

       There can be no assurance that competitors will not market products and services in the Chinese markets which have certain competitive advantages over those of the Registrant and its subsidiaries.

       There are also market uncertainties and risks due to the immature and volatility in the Chinese IT markets. This market is still in a nascent stage where sufficient data and market studies are not available for any thorough analysis in determining the viability of the Registrant's business plan. The Registrant and its subsidiaries mainly have to rely on the experiences of its local Joint Venture partners and of its own management team to make strategic decisions with respect to its operations. This lack of clear and reliable market information dramatically increases the risks of the Registrant in making the incorrect market assumptions.

       The Registrant reported insignificant revenues to date from its two multimedia subsidiaries that it anticipates selling as at October 1, 1999, and its most recent audited financials through December 31, 1998 show a cumulative operating loss of $1,558,346.

       The Registrant believes that the size of the emerging market in China contributes positively to its prospects of success and that current availability of capital seems to support present and future needs of the Registrant's operations. Any material change in the regulatory climate in China could be materially damaging to the Registrant's future prospects for success.

       The Registrant is presently interviewing qualified candidates for the positions of CEO and CFO and expects to have those positions filled in the very near future.


ITEM 3.           DESCRIPTION OF PROPERTY.

       The Registrant's principal office is located at 3838 Camino Del Rio North, Suite 333, San Diego, CA 92108. This office acts as the Registrant's U.S. office and is approximately 1,300 square feet and is shared with the Issuer's U.S. Counsel at no cost to the Registrant.

       The Registrant also operates offices in Vancouver, British Columbia, Canada, Hong Kong and Shenzhen, Peoples Republic of China (PRC).

       The Vancouver office occupies approximately 1,000 square feet and is located at Suite 910-510 Burrard Street, Vancouver, BC V6C 3A8. The Registrant leases this space for $3,000 US per month and is leased on a month to month basis from an affiliate.

       The Hong Kong office occupies approximately 1,000 square feet and is located at 1601 Causeway Bay Plaza 1, 489 Hennessy Road, Hong Kong. The Registrant leases this space for $800 US per month and is leased on a month to month basis.

       The Shenzhen office occupies approximately 2,000 square feet and is located at Room 201, Tower B, Fujian Building, Caitain South Road, Fujian District, Shenzhen City, Quondong Province, P.R. China 518026. The Registrant leases this space for $1,500 US per month and is leased on a month to month basis.


ITEM 4.           SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
                  MANAGEMENT.

       The following table sets forth information as to the shares of common stock owned as of August 31, 1999:

       I. Each person who in so far as the Registrant has been able to ascertain, beneficially owns more than five percent (5%) of the outstanding 17,391,935 shares of the Registrant.

       II.    Each director.

       III.   Each of the officers named in the summary compensation table.

       IV. All the directors and officers as a group unless otherwise indicated in the footnotes below on the table is subject to community property laws where applicable, the persons as to whom the information is given has sole investment power over the shares of common stock.


     Name                                             Number               Percent
     ----                                             ------               -------
1. Sino Concourse Limited                            1,875,000             10.8%

2. Sinoway Technology Ltd.                           1,825,000             10.5%

3. Braveheart Inc.                                   1,494,000(1)           8.6%

4. Ricky Ming Wah Ng                                 1,250,000              7.2%

5. Terry Wong                                          588,000              3.4%

6. Thomas J. Kennedy                                       -0-                0%


(1) Shares were issued as collateral for a loan transaction and will be cancelled upon the retirement of the loan, which has not been completed to date.

ITEM 5.           DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.



     Name                     Age       Position                       Term   Served Since
     ----                     ---       --------                       ----   ------------
1. Terry Wong                 40        President and                  1 yr.    10/97
                                        Director

2. Thomas J. Kennedy          50        Secretary, Treasurer           1 yr.    10/97
                                        and Director


TERRY WONG

       Mr. Wong was the President of Fortune Maple Capital Ltd. (Hong Kong/Canada) from 1989 to 1997. During this time he was instrumental in setting up major telecommunications projects in North Eastern China and developing a strategic joint-venture partnership with China's Post and Telecom real estate development projects in Canada and China in excess of $80 million. He was also involved in investments in high-growth, high-technology companies in both Asia and North America. From 1984 to 1994, he held the position of director of sales and marketing for Tak Kee Stevedoring and Shipping (Hong Kong) where he was responsible for increasing sales for the company at an annual average rate of 65% during the ten year period and opened major markets for the company in both China and Malaysia. Mr. Wong received a BA Commerce degree, with a focus on finance, from Simon Fraser University, Vancouver, BC in 1982 and was enrolled in the Master of Economics program the following year.

THOMAS J. KENNEDY

       Mr. Kennedy has been practicing as a barrister and solicitor and management consultant since 1991. Between 1981 and 1991, Mr. Kennedy was Vice Chairman of the Workers Compensation Review Board. Prior to this, he served as a prosecutor for the Federal Department of Justice, Vancouver regional office. From 1991 to present, he has held the position of Director for three public companies: Global Tree Technologies Inc., Rock Resources Inc. and Nu-Lite Industries Ltd. Mr. Kennedy received a Bachelor of Commerce and Business Administration degree in 1973 and a Bachelor of Law degree in 1974 from the University of BC in Vancouver and was admitted to the Law Society of BC in 1975.


ITEM 6.       EXECUTIVE COMPENSATION.

       Mr. Terry Wong, the President and Mr. Thomas Kennedy, the Secretary and Treasurer are currently the only full time executives of the Registrant and are not in receipt of any salary at this time.

       The Registrant at this time is currently interviewing for the additional positions of Chief Executive Officer and Chief Financial Officer. These positions are anticipated to be filled by the end of October, 1999.

SUMMARY COMPENSATION TABLE

       There was no executive or director who received compensation in excess of $100,000 for December 31, in the years of 1998 or 1997.

       The following sets forth information concerning all cash and non-cash compensation to be awarded to the Registrant's officers in excess of $100,000 for the year to December 31, 1999.

      Officer                Salary          Other Annual Compensation
      -------                ------          -------------------------

   1. Terry Wong               -0-                     -0-

   2. Thomas Kennedy           -0-                     -0-

       The Registrant has no outstanding share purchase options at this time.


ITEM 7.       CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

       There was no transactions during the last two years, or proposed transaction, to which the small business issuer was or is to be a party, in which any director, executive officer, nominee for directorship, security holder or immediate family member had a direct or indirect material interest as defined by Rule 404 of Regulation S-B.


ITEM 8.       DESCRIPTION OF SECURITIES.

       (a) COMMON STOCK: At August 31, 1999, the Registrant had 17,391,935 of the common stock outstanding. Registrant's certificate of Amendment of Articles of Incorporation, filed March 24, 1998 authorized the issuance of up to 25,000,000 of Registrant's common equity shares with a par value of $0.001. Holders of shares of the common stock are entitled to one vote for each share on all matters to be voted on by the shareholders. Holders of common stock have no cumulative voting rights. Holders of shares of common stock are entitled to share ratably in dividend, if any, as may be declared from time to time by the Board of Directors in its discretion, from funds legally available therefore.

       In the event of a liquidation, dissolution or winding up of the Registrant, the holders of shares of common stock are entitled to share pro rata all assets remaining after payments in full of all liabilities. Holders of common stock have no preemptive rights to purchase the Registrant's common stock. All of the outstanding shares of common stock are fully paid and non-assessable.

       (b) PREFERRED STOCK: The Registrant is also authorized to issue 5,000,000 shares of preferred stock with a par value of $0.01. The Registrant's Board of Directors may fix and determine the designations, rights, preferences or other rights, preferences or other variations of each class or series of the preferred stock. At this time the Registrant has not issued any preferred stock.

                                     PART II

ITEM 1. MARKET PRICE AND DIVIDENDS ON REGISTRANT'S COMMON EQUITY AND OTHER STOCKHOLDER MATTERS.

       (a) MARKET INFORMATION: The Registrant's common stock trades on the OTC Bulletin Board under the symbol GTCI. The Registrant's common stock price as of the close of business on August 31, 1999 was $1.78 per share.

       (b) PRICE RANGE: The following is the range of the high and low bids for the Registrant's common stock for each quarter within the last two fiscal years as determined by the over-the counter market quotations reflect inter-dealer prices, without retail market, mark-down or commission and may not represent actual transactions.


                 1998                                   1997

Quarter        High Bid       Low Bid          High Bid       Low Bid
-------        --------       -------          --------       -------
March           9/16            3/8            $6.00            11/2

June           15/16           7/16             3.06            11/8
Sept.           3/16           5/16            11/12            11/8

Dec.            11/8          13/32                1            7/16


       (c) HOLDERS: The Registrant has approximately 325 common stock shareholders.

       (d) DIVIDENDS: The Registrant has never paid a cash dividend. It is the present policy of the Registrant to retain any extra profits to finance growth and development of the business. Therefore, the Registrant does not anticipate paying cash dividends on its common stock in the foreseeable future.


ITEM 2.           LEGAL PROCEEDINGS.

       The Registrant is not involved in legal proceedings that would have a material adverse effect on the Registrant's financial conditions or results of the operations.


ITEM 3.           CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

       The accountant has not resigned, declined to stand for re-election, nor were they dismissed. The principal accountant's report on the financial statements for the next two years contains no adverse opinion or disclaimer of opinion, nor were they modified as to uncertainty, audit scope, or accounting principles. There have been no disagreements with any former accountants or any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.


ITEM 4.           RECENT SALES OF UNREGISTERED SECURITIES.

       (a) RECENT SALES: The Registrant had the following stock issuances as described below. All such shares were sold by the officers and directors of the Registrant and no underwriters were utilized.

       1. On June 23, 1997, 90,000 shares of common stock were issued in exchange for all of the issued and outstanding shares of Chow's Consulting Corporation.

       2. On October 23, 1997, 3,000,000 shares of common stock at $.01 per share pursuant to Regulation D, Rule 504 Offering for a total offering of $30,000.

       3. On January 16, 1998, 1,140,142 shares of common stock at $.50 per share pursuant to a Regulation D, Rule 504 Offering for a total offering of $570,071. Of this offering, a total of $180,800 was for cash and the balance of $389,271 was for the cancellation of debt.

       4. On February 9, 1998, 1,500,000 shares of common stock were issued in exchange for all of the issued and outstanding shares of Planet City Graphics Corp.

       5. On February 9, 1998, 500,000 shares of common stock were issued in exchange for all of the issued and outstanding shares of Webworks Multimedia Corporation.

       6. On April 16, 1998, 4,950,000 shares of common stock were issued in exchange for all of the issued and outstanding shares of Regent Luck Holdings Limited. The Share Exchange Agreement called for the issuance of a total of 5,000,000 shares, but due to an oversight on the part of the Registrant's Stock Transfer Agent, only 4,950,000 shares were in fact issued. This shortfall of 50,000 shares will be corrected.

       7. On January 16, 1999, 700,000 shares of common stock at $.25 per share pursuant to a Regulation D, Rule 504 Offering for a total offering of $175,000.

       8. On January 20, 1999, 1,649,000 shares of common stock at $.50 per share pursuant to a Regulation D, Rule 504 Offering for a total offering of $824,500.

       9. On March 9, 1999, 600,000 shares of common stock were issued in exchange for 51 % of the issued and outstanding shares of Pacific Asset International Ltd.

       10. On March 15, 1999, 200,000 shares of common stock at $1.00 per share for a total offering of $200,000.

       11. On March 19, 1999, 200,000 shares of common stock at $1.00 per share for a total offering of $200,000.

       12. On March 26, 1999, 100,000 shares of common stock at $1.00 per share for a total offering of $100,000.

       13. On April 16, 1999, 200,000 shares of common stock at $1.00 per share for a total offering of $200,000.

       14. On June 28, 1999, 1,494,000 shares were issued as collateral for a loan amount to be determined by the Registrant's trading share price at the time of funding. The loan has not yet been funded and the loan amount is anticipated to be approximately $900,000. Upon repayment of this loan, the collateral shares will be cancelled.

       (b) EXEMPTIONS FROM REGISTRATION: With respect to the issuance of the 3,000,000 common shares listed at Item 4(a)2, the 1,140,142 shares listed at
Item 4(a)3, the 700,000 common shares listed at Item 4(a)7 and the 1,649,000 common share listed at Item 4(a)8, such issuances were made in reliance on the private placement exemptions provided by Section 4(2) of the Securities Act of 1933 as amended, (the "Act"), SEC Regulation D, Rule 504 of the Act and Nevada Revised Statutes Sections 78.211, 78.215, 73.3784, 78.3785 and
78.3791 (collectively the "Nevada Statutes")

       With respect to the issuance of the 90,000 common shares listed at Item 4(a)1, the 1,500,000 common shares listed at Item 4(a)4, the 500,000 common shares listed at Item 4(a)5, the 4,950,000 common shares listed at Item 4(a)6, the 600,000 common shares listed at Item 4(a)9, the 200,000 common shares listed at Item 4(a)10, the 200,000 common shares listed at Item 4(a)11, the 100,000 common shares listed at Item 4(a)12, the 200,000 shares listed at Item 4(a)13 and the 1,494,000 shares listed at Item 4(a)14 such issuances were made in reliance upon the private placement exemptions provided by Section 4(2) of the Act and the Nevada Statutes.

       In each instance, each of the share purchasers had access to sufficient information regarding the Registrant so as to make an informed investment decision. More specifically, each purchaser signed either written a Subscription Agreement, a Share Exchange Agreement, a Share Purchase Agreement or a Collateral Loan Agreement, with respect to their financial status and investment sophistication wherein they warranted and represented, among other things, the following:

       1. That he had the ability to bear the economic risks of investing in the shares of the Registrant.

       2. That he had sufficient knowledge in financial, business, or investment matters to evaluate the merits and risks of the investment.

       3. That he had a certain net worth sufficient to meet the suitability standards of the Registrant.

       4. That the Registrant has made available to him, his counsel and his advisors, the opportunity to ask questions and that he has been given access to any information, documents, financial statements, books and records relative to the Registrant and an investment in the shares of the Registrant.


ITEM 5.           INDEMNIFICATION OF DIRECTORS AND OFFICERS.

       The Articles of Incorporation and Bylaws of the Registrant provide for indemnification of the Registrant's officers and directors for liabilities arising due to certain acts performed on behalf of the Registrant that are not a result of any act or omission on any such director or officer: provided, however, that the foregoing provision shall not eliminate or limit the liability of director or officer (1) for acts or omissions which involve intentional misconduct, fraud or a knowing violation of the law, or (ii) the payment of dividends in violation of section 78.300 of the Nevada Revised Status. Although the state statutes allow for indemnification of officers and directors, the SEC rules however, prohibit indemnification of officers and directors of publicly held companies.


                                    PART F/S

     The following financial statements are submitted pursuant to the information required by Item 310 of Regulation S-B:

                          FINANCIAL STATEMENTS

              No.             Description
              ---             -----------

              FS-1            Global Telephone Communication, Inc.
                              and Subsidiaries Consolidated
                              Financial Statements for Years Ended
                              December 31, 1998 and 1997

              FS-2            Global Telephone Communication, Inc.
                              (A Development Stage Company)
                              Financial Statements December 31,
                              1997 and 1996

              FS-3 Global Telephone Communication, Inc. and Subsidiaries Statement of Operations & Deficit. January 1 - June 30, 1999 (Unaudited, Prepared by Management).

              FS-4 Global Telephone Communication, Inc. and Statement of Changes in Financial Position - 6 months to June 30, 1999 and 1998
                              (Unaudited, Prepared by Management).

              FS-5 Global Telephone Communication, Inc. Balance Sheet - June 30, 1999 and 1998 (Unaudited, Prepared by Management).


                                    PART III


ITEM 1.  INDEX TO EXHIBITS.

         The exhibits listed and described below in Item 2 are filed herein as the part of this Registration Statement.


ITEM 2.  DESCRIPTION OF EXHIBITS.

         The following documents are filed herein as Exhibit Numbers 2, 3, 5, 6 and 7 as required by Part III of Form 1-A:

         Exhibit No.                           Description
         -----------                           -----------
                  2                   CHARTER AND BY-LAWS

                              2.1     Articles of Merger Merging Global
                                      Telephone Communication, Inc. (a Utah
                                      Corporation) into Global Telephone
                                      communication, Inc. (a Nevada
                                      Corporation)

                                      -20-



                                    2.2     Articles of Incorporation of Global
                                            Telephone Communication, Inc.

                                    2.3     Articles of Amendment and Restatement
                                            to Articles of Incorporation of Dynasty
                                            TMT Corp.

                                    2.4     Articles of Amendment to Articles if
                                            Incorporation of Dynasty TMT Corp.

                                    2.5     Articles of Amendment to the Articles of
                                            Incorporation of Dynasty TMT Corp.

                                    2.6     Articles of Incorporation of Dynasty Ore
                                            and Minerals Corporation

                                    2.7     By-Laws of Global Telephone
                                            Communication, Inc.

                  3-NONE                    INSTRUMENTS DEFINING THE RIGHTS OF
                                            SECURITY HOLDERS

                  5-NONE                    VOTING TRUST AGREEMENTS

                  6                         MATERIAL CONTRACTS

                                    6.1     Share Exchange Acknowledgement -
                                            of Webworks Multimedia Corp.

                                    6.2     Share Exchange Acknowledgements -
                                            Planet City Graphics Corp.

                                    6.3     Share Exchange Agreement with Regent
                                            Luck Holdings Ltd.

                                    6.4     Amendment of Share Exchange
                                            Agreement with Regent Luck Holdings
                                            Ltd.





                                      -21-



                                    6.5     Joint Venture Agreement between
                                            Shenzhen Xun Yun Yun Da Electronics
                                            Co. Ltd. and Regent Luck Holdings Ltd.
                                            for Shenzhen Global Net Computer
                                            Information Co. Ltd.

                                    6.6     Agency Agreement between Shenzhen
                                            Newsnet Information co. and Shenzhen
                                            Global Net Computer Information Co.
                                            Ltd.

                                    6.7     Telecommunication Business Operation
                                            Approval of Peoples Republic of China
                                            for Shenzhen Newsagent Co. Ltd.

                                    6.8     Share Exchange Agreement with Pacific
                                            Asset International Ltd.

                                    6.9     Consulting Agreement with Lions Peak
                                            Capital Ltd.

                                    6.10    Consulting Agreement with Milan
                                            Financial Inc.

                   7-NONE                   MATERIAL FOREIGN PATENTS

                  27                        FINANCIAL DATA SCHEDULE


                                   SIGNATURES

         In accordance with Section 12 the Securities and Exchange Act of 1934 the Registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        GLOBAL TELEPHONE
                                        COMMUNICATION, INC.



DATED: October 7, 1999                 BY: /s/ TERRY WONG
                                           ---------------------
                                           TERRY WONG
                                           President

          FINANCIAL STATEMENTS

NO.       DESCRIPTION

FS-1      GLOBAL TELEPHONE COMMUNICATIONS,
          INC. AND SUBSIDIARIES CONSOLIDATED
          FINANCIAL STATEMENTS FOR YEARS ENDED
          DECEMBER 31, 1998 AND 1997

FS-2      GLOBAL TELEPHONE COMMUNICATIONS,
          INC. (A DEVELOPMENT STAGE COMPANY)
          FINANCIAL STATEMENTS FOR YEARS ENDED
          DECEMBER 31, 1997 AND 1996

FS-3      GLOBAL TELEPHONE COMMUNICATION, INC. AND
          SUBSIDIARIES STATEMENT OF OPERATIONS & DEFICIT.
          JANUARY 1 - JUNE 30, 1999 (UNAUDITED, PREPARED
          BY MANAGEMENT).

FS-4      GLOBAL TELEPHONE COMMUNICATION, INC. AND
          STATEMENT OF CHANGES IN FINANCIAL POSITION -
          6 MONTHS TO JUNE 30, 1999 AND 1998 (UNAUDITED,
          PREPARED BY MANAGEMENT).

FS-5      GLOBAL TELEPHONE COMMUNICATIONS, INC. BALANCE
          SHEET - JUNE 30, 1999 AND 1998 (UNAUDITED,
          PREPARED BY MANAGEMENT).

                                 EXHIBIT FS-1


                       GLOBAL TELEPHONE COMMUNICATIONS,
                      INC. AND SUBSIDIARIES CONSOLIDATED
                    FINANCIAL STATEMENTS FOR YEARS ENDED
                         DECEMBER 31, 1998 AND 1997

                      GLOBAL TELEPHONE COMMUNICATION, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                              FINANCIAL STATEMENTS

                           DECEMBER 31, 1997 AND 1996

                                    CONTENTS


Independent Auditors' Report .................................. 3

Balance Sheets ................................................ 4

Statements of Operations ...................................... 5

Statements of Stockholders' Equity (Deficit) .................. 6

Statements of Cash Flows ...................................... 7

Notes to the Financial Statements ............................. 9

                                  [LETTERHEAD]



                          INDEPENDENT AUDITORS' REPORT


The Board of Directors
Global Telephone Communication, Inc.
Vancouver, British Columbia, Canada


We have audited the accompanying balance sheets of Global Telephone Communication, Inc. (a development stage company) as of December 31, 1997 and 1996, and the related statements of operations, stockholders' equity (deficit) and cash flows for the years ended December 31, 1997, 1996 and 1995 and from inception on March 10, 1970 through December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Global Telephone Communication, Inc. (a development stage company) as of December 31, 1997 and 1996 and the results of its operations and its cash flows for the years ended December 31, 1997, 1996 and 1995 and from inception on March 10, 1970 through December 31, 1997 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company is a development stage company with no significant operating results to date, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ Jones, Jensen & Company


Jones, Jensen & Company
Salt Lake City, Utah
June 30, 1998

                      GLOBAL TELEPHONE COMMUNICATION, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                                 BALANCE SHEETS


                                         ASSETS
                                         ------

                                                                        December 31,
                                                              --------------------------------
                                                                 1997                 1996
                                                              -----------         -----------
CURRENT ASSETS

  Cash                                                        $   154,241         $    14,013
                                                              -----------         -----------

    Total Current Assets                                          154,241              14,013
                                                              -----------         -----------

OTHER ASSETS

   Deferred stock offering costs                                    8,204                   -
                                                              -----------         -----------

     Total Other Assets                                             8,204                   -
                                                              -----------         -----------

     TOTAL ASSETS                                             $   162,445         $    14,013
                                                              -----------         -----------
                                                              -----------         -----------


                   LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
                   ----------------------------------------------

CURRENT LIABILITIES

  Accounts payable                                            $     7,015         $         -
  Accrued interest payable (Note 3)                                39,227               7,019
  Notes payable (Note 3)                                          355,000             313,500
  Shareholder payable (Note 4)                                      4,705               4,705
  Deposit for 504 offering (Note 9)                               170,780                   -
  Taxes payable                                                       100                 100
                                                              -----------         -----------

    Total Current Liabilities                                     576,827             325,324
                                                              -----------         -----------

    TOTAL LIABILITIES                                             576,827             325,324
                                                              -----------         -----------
                                                              -----------         -----------

COMMITMENTS (Note 10)

STOCKHOLDERS' EQUITY (DEFICIT)

  Preferred stock: 5,000,000 shares authorized of
    $1.00 par value, -0- shares issued and outstanding                  -                   -
  Common stock: 25,000,000 shares authorized of
    $0.001 par value, 4,155,793 and 1,065,834
    shares issued and outstanding, respectively                     4,156               1,066
  Additional paid-in capital                                      717,183             689,273
  Deficit accumulated during the development stage             (1,135,721)         (1,001,650)
                                                              -----------         -----------

      Total Stockholders' Equity (Deficit)                       (414,382)           (311,311)
                                                              -----------         -----------
      TOTAL LIABILITIES AND STOCKHOLDERS'
      EQUITY (DEFICIT)                                        $   162,445         $    14,013
                                                              -----------         -----------
                                                              -----------         -----------

   The accompanying notes are an integral part of these financial statements.

                      GLOBAL TELEPHONE COMMUNICATION, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                            STATEMENTS OF OPERATIONS


                                                                            From
                                                                         Inception on
                                    For the Years Ended                    March 10,
                                       December 31,                      1970 Through
                          ------------------------------------------     December 31,
                              1997           1996           1995             1997
                             ------         ------         ------        ------------
REVENUES                  $       --      $      --      $      --       $        --

EXPENSES                        46,642           --             --              46,642

LOSS FROM DISCONTINUED
  OPERATIONS (Note 5)           87,429        347,222          4,053         1,089,079
                          ------------    -----------    -----------     -------------

NET LOSS                  $   (134,071)   $  (347,222)   $    (4,053)    $  (1,135,721)
                          ------------    -----------    -----------     -------------
                          ------------    -----------    -----------     -------------

NET LOSS PER SHARE OF
  COMMON STOCK            $      (0.08)   $     (0.70)   $     (0.02)
                          ------------    -----------    -----------
                          ------------    -----------    -----------

WEIGHTED AVERAGE NUMBER
  OF SHARES OUTSTANDING      1,634,839        495,903        263,203
                          ------------    -----------    -----------
                          ------------    -----------    -----------


  The accompanying notes are an integral part of these financial statements.

                      GLOBAL TELEPHONE COMMUNICATION, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                  STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)



                                                                                Deficit
                                                                              Accumulated
                                              Common Stock       Additional   During the
                                           ------------------      Paid-in    Development
                                           Shares      Amount      Capital       Stage
                                           ------      ------    ----------   -----------
Balance, March 10, 1970                       --     $    --     $    --     $      --

Common stock issued for cash at
  $16.00 per share during 1970               1,906           2      30,498          --

Common stock issued for services
  rendered at $6.40 per share
  during 1970                                1,578           1      10,099          --

Common stock issued for cash
  at $32.00 per share during 1971            4,075           4     130,396          --

Common stock issued for services
  rendered at $15.52 per share during
  the period of inception through 1983      11,641          12     180,581          --

Common stock issued for services
  rendered at $6.40 per share
  during 1988                                2,817           3      18,027          --

Net loss from inception on
  March 10, 1970 through
  December 31, 1991                           --          --          --        (369,623)

Balance, December 31, 1991                  22,017          22     369,601      (369,623)

Net loss for the year ended
  December 31, 1992                           --          --          --            (552)
                                         ---------   ---------   ---------   -----------

Balance, December 31, 1992                  22,017          22     369,601      (370,175)

Net loss for the year ended
  December 31, 1993                           --          --          --            (100)
                                         ---------   ---------   ---------   -----------

Balance, December 31, 1993                  22,017          22     369,601      (370,275)

Common stock issued for services
  rendered at $6.40 per share on
  August 1, 1994                            43,750          44     279,956          --

Net loss for the year ended
  December 31, 1994                           --          --          --        (280,100)
                                         ---------   ---------   ---------   -----------

Balance, December 31, 1994                  65,767   $      66   $ 649,557   $  (650,375)

Net loss for the year ended
  December 31, 1995                           --          --          --          (4,053)
                                         ---------   ---------   ---------   -----------

Balance, December 31, 1995                  65,767   $      66   $ 649,557   $  (654,428)

Expenses paid on the Company's
  behalf by a shareholder                     --          --           716          --

Common stock issued for cash at
  $0.01 per share on July 23, 1996       1,000,000       1,000      39,000

Fractional shares issued in
 conjunction with a 1-for-80
 reverse stock split                            33        --          --            --

Fractional shares issued in
  conjunction with a 3-for-1
  forward stock split                           34        --          --            --

Net loss for the year ended
  December 31, 1996                           --          --          --        (347,222)
                                         ---------   ---------   ---------   -----------

Balance, December 31, 1996               1,065,834   $   1,066   $ 689,273    (1,001,650)

Common stock issued to acquire
  Chow's Consulting Corporation
  on April 30, 1997                         90,000          90         (90)

Fractional shares canceled in
 conjunction with a 1-for-6
 reverse stock split                           (41)       --          --            --

Common stock issued for cash at
  $0.01 per share                        3,000,000       3,000      28,000

Net loss for the year ended
  December 31, 1997                           --          --          --        (134,071)
                                         ---------   ---------   ---------   -----------

Balance, December 31, 1997               4,155,793   $   4,156   $ 717,181   $(1,135,721)



      The accompanying notes are an integral part of these financial statements.

                                       GLOBAL TELEPHONE COMMUNICATION, INC.
                                          (A DEVELOPMENT STAGE COMPANY)
                                             STATEMENTS OF CASH FLOWS


                                                                                                          From
                                                                                                      Inception on
                                                                  For the Years Ended                   March 10,
                                                                      December 31,                    1970 Through
                                                      -------------------------------------------     December 31,
                                                           1997           1996            1995            1997
                                                      -----------     -----------     -----------     ------------
CASH FLOWS FROM
OPERATING ACTIVITIES

   Net loss                                           $  (134,071)    $  (347,222)    $    (4,053)    $ (1,135,721)
   Adjustments to reconcile net loss to net cash
   used by operating activities:
     Common stock issued for
     services and expenses paid
     on behalf of the Company                                --               716            --            489,439
   Changes in operating assets and liabilities:
     (increase) in stock offering costs                    (8,204)           --              --             (8,204)
     Increase in deposits for 504                         170,780            --              --            170,780
     Increase in accounts payable                           7,015            --              --              7,015
     Increase in accrued expenses                          32,208           7,019           4,705           43,992
     Increase (decrease) in taxes payable                    --              --              (652)             100
                                                      -----------     -----------     -----------     ------------
       Net Cash (Used) by
       Operating Activities                                67,728        (339,487)           --           (432,599)
                                                      -----------     -----------     -----------     ------------
CASH FLOWS FROM
INVESTING ACTIVITIES                                         --              --              --               --
                                                      -----------     -----------     -----------     ------------
CASH FLOWS FROM
FINANCING ACTIVITIES

  Increase in notes payable                                41,500         313,500            --            355,000
  Common stock issued for cash                             31,000          40,000            --            231,840
                                                      -----------     -----------     -----------     ------------
    Net Cash Provided by
    Financing Activities                                   72,500         363,500            --            586,840
                                                      -----------     -----------     -----------     ------------
NET INCREASE IN CASH AND
CASH EQUIVALENTS                                          140,228          14,013            --            154,241

CASH AND CASH EQUIVALENTS
AT BEGINNING OF PERIOD                                     14,013            --              --               --
                                                      -----------     -----------     -----------     ------------
CASH AND CASH EQUIVALENTS
AT END OF PERIOD                                      $   154,241     $    14,013     $      --       $    154,241
                                                      -----------     -----------     -----------     ------------
                                                      -----------     -----------     -----------     ------------



   The accompanying notes are an integral part of these financial statements.

                     GLOBAL TELEPHONE COMMUNICATION, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                            STATEMENTS OF CASH FLOWS



                                                                                                          From
                                                                                                      Inception on
                                                                  For the Years Ended                   March 10,
                                                                      December 31,                    1970 Through
                                                      -------------------------------------------     December 31,
                                                           1997           1996            1995            1997
                                                      -----------     -----------     -----------     ------------
CASH PAID FOR:

   Interest                                            $   --          $   --          $   --          $   --
   Income taxes                                        $   --          $   --          $   --          $   --

NON-CASH FINANCING
ACTIVITIES:

   Common stock issued for
   services rendered and expenses
   paid on behalf of the Company                       $   --          $   716        $   --           $ 489,439



   The accompanying notes are an integral part of these financial statements.

                      GLOBAL TELEPHONE COMMUNICATION, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                        NOTES TO THE FINANCIAL STATEMENTS
                           DECEMBER 31, 1997 AND 1996


NOTE 1 - ORGANIZATION AND HISTORY

         a. Organization

         The financial statements presented are those of Global Telephone Communication, Inc. (a development stage company). The Company was incorporated on March 10, 1970 for the purpose of raising capital to develop and possibly mine certain oil and mineral deposits. The Company was unable to raise development money and the Company's operations ceased and the mineral deposits were abandoned. The Company has been seeking new business opportunities believed to hold a potential profit. The Company changed its name to Global Telephone Communications, Inc. on October 14, 1997.

         On June 23, 1997, the Company bought all of the outstanding shares of Chow's Consulting Corporation (Chow's) by trading three common shares of the corporation for each one common share of Chow's dated April 20, 1997. The aggregate consideration paid for the 180,000 common shares of Chow's consisted of 90,000 common shares in the capital stock of the Company. The only asset of Chow's was a mining claim which has since been deemed worthless and Chow's was dissolved.

         b. Accounting Method

         The Company's financial statements are prepared using the accrual method of accounting. The Company has elected a December 31 year end.

         c. Cash and Cash Equivalents

         Cash equivalents include short-term, highly liquid investments with maturities of three months or less at the time of acquisition.

         d. Loss Per Share

         The computations of loss per share of common stock are based on the weighted average number of shares outstanding during the period.

         e. Provision for Taxes

         At December 31, 1997, the Company has net operating loss carryforwards totaling approximately $1,130,000 that may be offset against future taxable income through 2012. No tax benefit has been reported in the financial statements because the Company believes there is a 50% or greater chance the loss carryforwards will expire unused. Accordingly, the potential tax benefits of the loss carryforwards are offset by a valuation allowance of the same amount.

                      GLOBAL TELEPHONE COMMUNICATION, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                        NOTES TO THE FINANCIAL STATEMENTS
                           DECEMBER 31, 1997 AND 1996

NOTE 1 - ORGANIZATION AND HISTORY (Continued)

         f. Use of Estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - GOING CONCERN

         The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company does not have significant cash or other material assets, nor does it have an established source of revenues sufficient to cover its operating costs and to allow it to continue as a going concern. It is the intent of the Company to enter the business of internet service in China. In the interim, shareholders of the Company have committed to meeting its minimal operating expenses.

NOTE 3 - NOTES PAYABLE

         Notes payable consisted of the following at December 31, 1997 and 1996:


                                                             December 31,
                                                        ----------------------
                                                          1997         1996
                                                        ---------   ----------
         Promissory note to an individual, interest at
         8%, due on January 30, 1998, unsecured          $ 11,500   $   --

         Promissory note to an individual, interest at
         8%, due on January 30, 1998, unsecured           308,500    278,500

         Promissory note to an individual, interest at
         8%, due on January 30, 1998, unsecured            35,000     35,000

         Total Notes Payable                             $355,000   $313,500


         Interest has been accrued for the above notes payable at their respective rates:

                                                          December 31,
                                                   -----------------------
                                                      1997           1996
                                                   ----------      -------
          Accrued Interest Payable                 $   39,227      $ 7,019


                      GLOBAL TELEPHONE COMMUNICATION, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                        NOTES TO THE FINANCIAL STATEMENTS
                           DECEMBER 31, 1997 AND 1996


NOTE 4 - STOCKHOLDER PAYABLE

         During 1995, an officer and shareholder of the Company incurred and paid expenses on behalf of the Company. The officer and shareholder also charged the Company $1,500 for services rendered to the Company. At December 31, 1997 and 1996, the amount owed to the shareholder and officer was $4,705.

NOTE 5 - LOSS FROM DISCONTINUED OPERATIONS

         On September 24, 1997, the Board of Directors of the Company decided to discontinue the operations of the Krystar International. The following is the summary of the loss from the discontinued operations.




                                                                                     From
                                                                                Inception on
                                                                                  March 10,
                                                         December 31,           1970 Through
                                                   -------------------------     December 31,
                                                      1997            1996          1997
                                                   ---------     ----------     -------------
              Sales                                $     --      $      --       $        --
              Operating expenses                      87,429        347,222         1,089,079
                                                   ---------     ----------      ------------

              Loss from discontinued operations      (87,429)    $ (347,222)     $  1,089,079)
                                                   ---------     ----------      ------------
                                                   ---------     ----------      ------------

         The Company retains no assets which were attributable to prior operations. No income tax benefit has been attributed to the loss from discontinued operations.

NOTE 6 - STOCK TRANSACTIONS

         On June 26, 1996, the shareholders of the Company approved a 1-for-80 reverse stock split. The financial statements have been restated to reflect this change retroactively to inception.

         On December 12, 1996, the shareholders of the Company approved a 3-for-2 forward stock split. The financial statements have been restated to reflect this change retroactively to inception.

         On October 14, 1997, the shareholders of the Company approved a 1-for-6 reverse stock split. The financial statements have been restated to reflect this change retroactively to inception.

         On June 26, 1996, the shareholders of the Company approved a change in the par value of its common stock to $0.001 from $0.01. The financial statements have been restated to reflect this change retroactively to inception.

                      GLOBAL TELEPHONE COMMUNICATION, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                        NOTES TO THE FINANCIAL STATEMENTS
                           DECEMBER 31, 1997 AND 1996


NOTE 7 - SUBSEQUENT EVENTS

         Subsequent to December 31, 1997, the Company negotiated an agreement with the notes payable holders to convert the debt into shares of common stock. As of the date of this audit report, the agreement has been finalized and stock was issued at $0.50 per share.

         Subsequent to December 31, 1997, the Company acquired the controlling ownership of SINO Concourse Limited, a Hong Kong corporation, Sinoway Technology Limited, a Hong Kong corporation and Regent Luck Holdings Limited, a Hong Kong corporation, by issuing 5,000,000 shares of its outstanding common stock.

         Regent Luck Holdings Limited has a fifty-one percent (51 %) ownership and interest in a joint venture company set up under the laws of The Peoples Republic of China with Shenzhen Newsnet Co. Ltd. under the name China Global Information Internet Co. Ltd.

         Subsequent to December 31, 1997, the Company acquired two multimedia companies, Planet City Graphics, a Vancouver B.C. company, and Webworks Multimedia, a Vancouver B.C. company, by issuing 2,000,000 shares of its outstanding common stock. The Company will use this base and its in-house expertise to enter the worldwide multimedia and internet markets.

         Subsequent to December 31, 1997, the Company changed its domicile from Utah to Nevada.

NOTE 8 - STOCK OPTION PLAN

         On October 14, 1997, the Company adopted the 1997 Stock Option Plan (the "Plan"), initially reserving an aggregate of 166,667 shares of the Company's common stock (the "Available Shares") for issuance pursuant to the exercise of stock options ("Options") which may be granted to employees, officers, and directors of the Company and consultants to the Company. The Plan provides for annual adjustment in the number of Available Shares, commencing December 31, 1997, to a number equal to 10% of the number of shares outstanding on December 31 of the preceding year or 166,667 shares, whichever is greater.

NOTE 9 - DEPOSIT FOR 504 OFFERING

         On January 21, 1998, the Company completed a Rule 504 stock offering. The Company had received $170,780 from investors in 1997. Subsequent to the date of this audit, the $170,780 was converted to stock at $0.50 per share.

NOTE 10 - COMMITMENT

         The Company is renting its office space for approximately $1,800 per month on a month-to-month basis.

                                 EXHIBIT FS-2
                                 ------------


                       GLOBAL TELEPHONE COMMUNICATIONS,
                      INC. (A DEVELOPMENT STAGE COMPANY)
                     FINANCIAL STATEMENTS FOR YEARS ENDED
                          DECEMBER 31, 1997 AND 1996

                          GLOBAL TELEPHONE COMMUNICATION, INC.
                                   AND SUBSIDIARIES

                                CONSOLIDATED STATEMENTS

                              DECEMBER 31, 1998 AND 1997

                                    CONTENTS


Independent Auditors' Report ............................................... 3

Consolidated Balance Sheets ................................................ 4

Consolidated Statements of Operations ...................................... 6

Consolidated Statements of Stockholders' Equity (Deficit) .................. 7

Consolidated Statements of Cash Flows ......................................10

Notes to the Financial Statements ..........................................12

                                  [LETTERHEAD]



                           INDEPENDENT AUDITORS' REPORT


The Board of Directors
Global Telephone Communication, Inc. and Subsidiaries
Vancouver, British Columbia, Canada


We have audited the accompanying consolidated balance sheets of Global Telephone Communication, Inc. and Subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for the years ended December 31, 1998, 1997 and 1996 and from inception on March 10, 1970 through December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consoidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Global Telephone Communication, Inc. and Subsidiaries as of December 31, 1998 and 1997 and the results of their consolidated operations and their cash flows for the years ended December 31, 1998, 1997 and 1996 and from inception on March 10, 1970 through December 31, 1998 in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in
Note 2 to the consolidated financial statements, the Company is a development stage company with no significant operating results to date, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ Jones, Jensen & Company


Jones, Jensen & Company
Salt Lake City, Utah
July 8, 1999

        GLOBAL TELEPHONE COMMUNICATION, INC. AND SUBSIDIARIES
                    CONSOLIDATED BALANCE SHEETS




                             ASSETS
                             ------


                                         December 31,
                                   -------------------------
                                      1998           1997
                                   ---------      ----------
CURRENT ASSETS

  Cash                             $   16,390     $  154,241
  Accounts receivable                   5,928            -
  Marketable securities                81,876            -
  Prepaid expenses                         80            -
  Loans to officers                     8,450            -
                                   ----------     ----------

    Total Current Assets              112,726        154,241
                                   ----------     ----------

FIXED ASSETS, NET (Note 10)           151,202            -
                                   ----------     ----------

OTHER ASSETS

  Deferred stock offering costs           -            8,204
                                   ----------     ----------

    Total Other Assets                    -            8,204
                                   ----------     ----------

    TOTAL ASSETS                   $  263,928     $  162,445
                                   ----------     ----------
                                   ----------     ----------



  The accompanying notes are an integral part of these consolidated financial statements.

              GLOBAL TELEPHONE COMMUNICATION, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS



                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

                                                                         December 31,
                                                              ---------------------------------
                                                                   1998                  1997
                                                              -----------           -----------
CURRENT LIABILITIES

   Accounts payable                                           $   158,148           $     7,115
   Accrued interest payable (Note 3)                                8,296                39,227
   Notes payable (Note 3)                                         297,174               355,000
   Shareholder payable (Note 4)                                         -                 4,705
   Deposit for 504 offering (Note 8)                                    -               170,780
   Current portion of long-term lease (Note 11)                    57,107                     -
                                                              -----------           -----------

     Total Current Liabilities                                    520,725               576,827
                                                              -----------           -----------

LONG-TERM DEBT

   Lease obligations - long term (Note 11)                         10,139                     -
                                                              -----------           -----------

     Total Long-Term Debt                                          10,139                     -
                                                              -----------           -----------

    TOTAL LIABILITIES                                             530,864               576,827
                                                              -----------           -----------

COMMITMENTS (Note 9)

STOCKHOLDERS' EQUITY (DEFICIT)

  Preferred stock: 5,000,000 shares authorized of
  $1.00 par value, -0- shares issued and outstanding                    -                     -
  Common stock: 25,000,000 shares authorized of
  $0.001 par value, 12,245,935 and 4,155,793
  shares issued and outstanding, respectively                      12,246                 4,156
  Additional paid-in capital                                    1,279,164               717,183
  Deficit accumulated during the development stage             (1,558,346)           (1,135,721)
                                                              -----------           -----------

    Total Stockholders' Equity (Deficit)                         (266,936)             (414,382)
                                                              -----------           -----------

    TOTAL LIABILITIES AND STOCKHOLDERS'
    EQUITY (DEFICIT)                                          $   263,928           $   162,445
                                                              -----------           -----------
                                                              -----------           -----------

  The accompanying notes are an integral part of these consolidated financial statements.

              GLOBAL TELEPHONE COMMUNICATION, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS




                                                                                                                 From
                                                                                                              Inception on
                                                             For the Years Ended                                March 10,
                                                                 December 31,                                 1970 Through
                                          --------------------------------------------------------            December 31,
                                                1998                  1997                 1996                  1998
                                                ----                  ----                 ----                  ----
REVENUES                                   $   180,973           $         -           $         -           $   180,973
                                           -----------           -----------           -----------           -----------
OPERATING EXPENSES

  General and administrative                   630,569                46,642                     -               677,211
  Depreciation and amortization                 57,836                     -                     -                57,836
                                           -----------           -----------           -----------           -----------

    Total Operating Expenses                   688,405                46,642                     -               735,047
                                           -----------           -----------           -----------           -----------

OPERATING LOSS                                (507,432)              (46,642)                    -              (554,074
                                           -----------           -----------           -----------           -----------

OTHER INCOME (EXPENSE)

   Gain on marketable securities               120,260                     -                     -               120,260
   Interest expense                            (35,453)                    -                     -               (35,453)
                                           -----------           -----------           -----------           -----------

     Total Other Income (Expense)               84,807                     -                     -                84,807
                                           -----------           -----------           -----------           -----------
LOSS FROM DISCONTINUED
  OPERATIONS (Note 5)                                -                87,429               347,222             1,089,079
                                           -----------           -----------           -----------           -----------

NET LOSS                                   $  (422,625)          $  (134,071)          $  (347,222)          $(1,558,346)
                                           -----------           -----------           -----------           -----------
                                           -----------           -----------           -----------           -----------

NET LOSS PER SHARE OF
  COMMON STOCK                             $     (0.05)          $     (0.08)          $     (0.70)
                                           -----------           -----------           -----------
                                           -----------           -----------           -----------

WEIGHTED AVERAGE NUMBER
OF SHARES OUTSTANDING                        7,836,836             1,634,839               495,903
                                           -----------           -----------           -----------
                                           -----------           -----------           -----------


  The accompanying notes are an integral part of these consolidated financial statements.

                GLOBAL TELEPHONE COMMUNICATION, INC. AND SUBSIDIARIES
              CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)


                                                                                                             Deficit
                                                                                                           Accumulated
                                                        Common Stock                  Additional            During the
                                                 ---------------------------            Paid-in            Development
                                                   Shares           Amount              Capital                Stage
                                                   ------           ------            ----------           -----------
Balance, March 10, 1970                                 -          $       -          $       -          $       -

Common stock issued for cash at
  $16.00 per share during 1970                      1,906                  2             30,498                  -

Common stock issued for services
  rendered at $6.40 per share
  during 1970                                       1,578                  1             10,099                  -

Common stock issued for cash
  at $32.00 per share during 1971                   4,075                  4            130,396                  -

Common stock issued for services
  rendered at $15.52 per share during
  the period of inception through 1983             11,641                 12            180,581                  -

Common stock issued for services
  rendered at $6.40 per share
  during 1988                                       2,817                  3             18,027                  -

Net loss from inception on
  March 10, 1970 through
  December 31, 1991                                     -                  -                  -           (369,623)
                                                 --------          ---------          ---------          ---------

Balance, December 31, 1991                         22,017                 22            369,601           (369,623)

Net loss for the year ended
  December 31, 1992                                     -                  -                  -               (552)
                                                 --------          ---------          ---------          ---------

Balance, December 31, 1992                         22,017                 22            369,601           (370,175)

Net loss for the year ended
  December 31, 1993                                     -                  -                  -               (100)
                                                 --------          ---------          ---------          ---------

Balance, December 31, 1993                         22,017                 22            369,601           (370,275)

Common stock issued for services
  rendered at $6.40 per share on
  August 1, 1994                                   43,750                 44            279,956                  -

Net loss for the year ended
  December 31, 1994                                     -                  -                  -           (280,100)
                                                 --------          ---------          ---------          ---------

Balance, December 31, 1994                         65,767          $      66          $ 649,557          $(650,375)
                                                 --------          ---------          ---------          ---------


  The accompanying notes are an integral part of these consolidated financial statements.

              GLOBAL TELEPHONE COMMUNICATION, INC. AND SUBSIDIARIES
            CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                                   (CONTINUED)





                                                                                                                   Deficit
                                                                                                                 Accumulated
                                                           Common Stock                      Additional           During the
                                                 ---------------------------------            Paid-in             Development
                                                     Shares               Amount              Capital                Stage
                                                   ---------           -----------          -----------           -----------
Balance, December 31, 1994                            65,767           $        66          $   649,557           $  (650,375)

Net loss for the year ended
  December 31, 1995                                        -                     -                    -                (4,053)
                                                   ---------           -----------          -----------           -----------

Balance, December 31, 1995                            65,767                    66              649,557              (654,428)

Expenses paid on the Company's
  behalf by a shareholder                                  -                     -                  716                     -

Common stock issued for cash at
  $0.01 per share on July 23, 1996                 1,000,000                 1,000               39,000                     -

Fractional shares issued in
  conjunction with a 1-for-80 reverse
  stock split                                             33                     -                    -                     -

Fractional shares issued in conjunction
  with a 3-for-1 forward stock split                      34                     -                    -                     -

Net loss for the year ended
  December 31, 1996                                        -                     -                    -              (347,222)
                                                   ---------           -----------          -----------           -----------

Balance, December 31, 1996                         1,065,834                 1,066              689,273            (1,001,650)

Common stock issued to acquire
  Chow's Consulting Corporation
  on April 30, 1997 recorded at
  predecessor cost of $0.00                           90,000                    90                  (90)                    -

Fractional shares canceled in
  conjunction with a 1-for-6
  reverse stock split                                    (41)                    -                    -                     -

Common stock issued for cash
  at $0. 01 per share                              3,000,000                 3,000               28,000                     -

Net loss for the year ended
  December 31, 1997                                        -                     -                    -              (134,071)
                                                   ---------           -----------          -----------           -----------

Balance, December 31, 1997                         4,155,793           $     4,156          $   717,183           $(1,135,721)
                                                   ---------           -----------          -----------           -----------

  The accompanying notes are an integral part of these consolidated financial statements.

              GLOBAL TELEPHONE COMMUNICATION, INC. AND SUBSIDIARIES
            CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                                   (CONTINUED)

                                                                                                           Deficit
                                                                                                         Accumulated
                                                     Common Stock                  Additional             During the
                                        --------------------------------            Paid-in              Development
                                           Shares              Amount               Capital                 Stage
                                        -----------          -----------          -----------           -------------
Balance, December 31, 1997                4,155,793          $     4,156          $   717,183           $(1,135,721)
Common stock issued to acquire
subsidiaries                              6,950,000                6,950               (6,950)
Common stock issued for cash
at $0.50 per share                        1,140,142                1,140              568,931
Net loss for the year ended
December 31, 1998                                 -                    -                    -              (422,625)
Balance, December 31, 1998               12,245,935          $    12,246          $ 1,279,164           $(1,558,346)


  The accompanying notes are an integral part of these consolidated financial statements.

              GLOBAL TELEPHONE COMMUNICATION, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                                 From
                                                                                                             Inception on
                                                                          For the Years Ended                  March 10,
                                                                               December 31,                  1970 Through
                                                         ----------------------------------------------      December 31,
                                                             1998              1997             1996            1998
                                                         ------------      -----------      -----------     -------------
OPERATING ACTIVITIES
   Net loss                                              $  (422,625)      $  (134,071)     $  (347,222)      $(1,558,346)
   Adjustments to reconcile net
   loss to net cash used by
   operating activities:
     Depreciation expense                                     57,836                 -                -            57,836
     Common stock issued for
     services and expenses paid
     on behalf of the Company                                      -                 -              716           489,439
   Changes in operating assets and liabilities:
     (Increase) decrease in stock
     offering costs                                            8,204            (8,204)               -                 -
     (Increase) in accounts receivable                        (5,928)                -                -            (5,928)
     (Increase) in other assets                             (180,873)                -                -          (180,873)
     Increase (decrease) in deposits
     for 504                                                (170,780)          170,780                -                 -
     Increase in accounts payable                            151,033             7,015                -           158,148
     Increase (decrease) in accrued
     expenses                                                (30,931)           32,208            7,019            13,061
                                                         -----------       -----------      -----------       -----------
       Net Cash (Used) by
       Operating Activities                                 (594,064)           67,728         (339,487)       (1,026,663)
                                                         -----------       -----------      -----------       -----------
CASH FLOWS FROM
INVESTING ACTIVITIES

   Purchase of fixed assets                                 (209,038)                -                -          (209,038)
                                                         -----------       -----------      -----------       -----------
     Net Cash (Used) by
     Investing Activities                                   (209,038)                -                -          (209,038)
                                                         -----------       -----------      -----------       -----------
CASH FLOWS FROM
FINANCING ACTIVITIES

Increase in notes payable                                     95,180            41,500          313,500           450,180
   Common stock issued for cash                              570,071            31,000           40,000           801,911
Net Cash Provided by
Financing Activities                                     $   665,251       $    72,500      $   353,500       $ 1,252,091
                                                         -----------       -----------      -----------       -----------

  The accompanying notes are an integral part of these consolidated financial statements.

              GLOBAL TELEPHONE COMMUNICATION, INC. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)


                                                                                                      From
                                                                                                   Inception on
                                                         For the Years Ended                        March 10,
                                                              December 31,                         1970 Through
                                          ------------------------------------------------         December 31,
                                             1998                1997               1996               1998
                                          ---------           ----------         ---------         ------------
NET INCREASE IN CASH AND
 CASH EQUIVALENTS                         $(137,851)          $ 140,228          $  14,013          $  16,390

CASH AND CASH EQUIVALENTS
 AT BEGINNING OF PERIOD                     154,241              14,013                  -                  -
                                          ---------           ---------          ---------          ---------
CASH AND CASH EQUIVALENTS
 AT END OF PERIOD                         $  16,390           $ 154,241          $  14,013          $  16,390
                                          ---------           ---------          ---------          ---------
                                          ---------           ---------          ---------          ---------
CASH PAID FOR:

   Interest                               $  66,384           $       -          $       -          $  66,384
   Income taxes                           $       -           $       -          $       -          $       -

NON-CASH FINANCING
 ACTIVITIES:

  Common stock issued for
  services rendered and expenses
  paid on behalf of the Company           $       -           $       -          $     716          $ 489,439






  The accompanying notes are an integral part of these consolidated financial statements.

              GLOBAL TELEPHONE COMMUNICATION, INC. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997

NOTE 1 - ORGANIZATION AND HISTORY

       a. Organization

       The financial statements presented are those of Global Telephone Communication, Inc. The Company was incorporated on March 10, 1970 for the purpose of raising capital to develop and possibly mine certain oil and mineral deposits. The Company was unable to raise development money and the Company's operations ceased and the mineral deposits were abandoned. The Company has been seeking new business opportunities believed to hold a potential profit. The Company changed its name to Global Telephone Communication, Inc. on October 14, 1997.

       On June 23, 1997, the Company bought all of the outstanding shares of Chow's Consulting Corporation (Chow's) by trading three common shares of the corporation for each one common share of Chow's dated April 20, 1997. The aggregate consideration paid for the 180,000 common shares of Chow's consisted of 90,000 common shares in the capital stock of the Company. The only asset of Chow's was a mining claim which has since been deemed worthless and Chow's was dissolved. On March 24, 1998, the Company changed its domicile from the State of Utah to the State of Nevada.

       On February 9, 1998, the Company acquired all OF the issued and outstanding shares of an operating multimedia company, Planet City Graphics Corp. (Planet City), a private company incorporated under the laws of British Columbia, Canada, having its office in Vancouver, B.C. The Company issued a total of 1,500,000 common shares in exchange for all the issued and outstanding shares of Planet City. There was no cash consideration and the Company accounted for the acquisition of all the shares of Planet City as a purchase and an acquisition of a wholly-owned subsidiary. There was no adjustment to the carrying value of the assets or liabilities of Planet City.

       On February 9, 1998, the Company acquired all of the issued and outstanding shares of an operating multimedia company, Webworks Multimedia Corporation (Webworks), a private company incorporated under the laws of British Columbia, Canada, having its office in Vancouver, B.C. The Company issued a total of 500,000 common shares in exchange for all the issued and outstanding shares of Webworks. There was no cash consideration and the Company accounted for the acquisition of all the shares as a purchase and an acquisition of a wholly-owned subsidiary. There was no adjustment to the carrying value of the assets or liabilities of Webworks.

       On April 16, 1998, the Company entered into a Share Exchange Agreement with Regent Luck Holdings Limited (Regent), a Hong Kong corporation, with offices in Hong Kong, whereby the Company acquired all the issued and outstanding shares of Regent by issuing and exchanging 4,950,000 shares of the Company to the shareholders of Regent.

              GLOBAL TELEPHONE COMMUNICATION, INC. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997

NOTE 1 - ORGANIZATION AND HISTORY (Continued)

       Regent has a ninety percent (90%) ownership and interest in a joint venture company, Shenzhen Global Net Computer Information Co. Ltd., organized under the laws of The Peoples Republic of China, with Shenzhen Newsnet Co. Ltd.

       Shenzhen Newsnet Co. Ltd. has obtained the Telecommunications Business Operation Approval (No. GDSZ P90007) which allows it to carry out computer information internet service.

       Shenzhen Newsnet Co. Ltd. and the joint venture company, Shenzhen Global Net Computer Information Co. Ltd. had entered into and exclusive agency agreement for Shenzhen Global Net Computer Information Co. Ltd. to act as exclusive agents to conduct all telecommunications and internet business and services in Shenzhen, Guangdong Province, PRC.

       As part of the Share Exchange Agreement, the Company agreed to provide funds as capital for the joint venture in the amount of $1,300,000. As of the year end, the Company has provided $90,465 to the joint venture through Regent.

       The Company accounted for the acquisition of all the shares of Regent as a purchase and an acquisition of a wholly-owned subsidiary. There was no adjustment to the carrying value of the assets or liabilities of Regent.

       b. Accounting Method

       The Company's financial statements are prepared using the accrual method of accounting. The Company has elected a December 31 year end.

       c. Cash and Cash Equivalents

       Cash equivalents include short-term, highly liquid investments with maturities of three months or less at the time of acquisition.

       d. Basic Loss Per Share

       The computations of basic loss per share of common stock are based on the weighted average number of shares outstanding during the period.

       e. Provision for Taxes

       At December 31, 1998, the Company has net operating loss carryforwards totaling approximately $1,500,000 that may be offset against future taxable income through 2013. No tax benefit has been reported in the financial statements because the Company believes there is a 50% or greater chance the loss carryforwards will expire unused. Accordingly, the potential tax benefits of the loss carryforwards are offset by a valuation allowance of the same amount.

              GLOBAL TELEPHONE COMMUNICATION, INC. AND SUBSIDIARIES
                          (A DEVELOPMENT STAGE COMPANY)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997

NOTE 1 - ORGANIZATION AND HISTORY (Continued)

       f. Use of Estimates

       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

       g. Principles of Consolidation

       The consolidated financial statements include those of Global Telephone Communication, Inc. and its wholly-owned subsidiaries, Planet City Graphics Corp., Webworks Multimedia Corporation and Regent Luck Holdings Limited. All material intercompany accounts and transactions have been eliminated.

       h. Marketable Securities

       Marketable securities represent shares of stock which are classified as trading securities and are carried at market value. Any change in market value from period to period will be included in earnings.

       There are no unrealized gains or losses in either trading securities at December 31, 1998.

       i. Advertising

       The Company follows the policy of charging the costs of advertising to expense as incurred.

NOTE 2 - GOING CONCERN

       The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company does not have significant cash or other material assets, nor does it have an established source of revenues sufficient to cover its operating costs and to allow it to continue as a going concern. It is the intent of the Company to enter the business of internet service in China. In the interim, shareholders of the Company have committed to meeting its minimal operating expenses.

              GLOBAL TELEPHONE COMMUNICATION, INC. AND SUBSIDIARIES
                          (A DEVELOPMENT STAGE COMPANY)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997

NOTE 3 - NOTES PAYABLE

         Notes payable consisted of the following at December 31, 1998 and 1997:


                                                                                          December 31,
                                                                                ---------------------------
                                                                                  1998               1997
                                                                                ----------        ---------
       Promissory note to an individual, interest at
        8%, due on January 30, 1998, unsecured                                  $       -         $  11,500

       Promissory note to an individual, interest at 8%, due on January
        30, 1998, unsecured                                                             -           308,500

       Promissory note to an individual, interest at
        8%, due on January 30, 1998, unsecured                                          -            35,000

       Promissory note to an individual at 10%,
        due on demand, unsecured                                                  297,174                 -
                                                                                ---------         ----------

       Total Notes Payable                                                      $ 297,174         $ 355,000
                                                                                ---------         ----------
                                                                                ---------         ----------


       Interest has been accrued for the above notes payable at their respective rates:



                                                                                          December 31,
                                                                                 ---------------------------
                                                                                   1998              1997
                                                                                 --------          ---------
       Accrued Interest Payable                                                  $  8,296          $ 39,227



NOTE 4 - STOCKHOLDER PAYABLE

       During 1995, an officer and shareholder of the Company incurred and paid expenses on behalf of the Company. The officer and shareholder also charged the Company $1,500 for services rendered to the Company. At December 31, 1998 and 1997, the amount owed to the shareholder and officer was $-0- and $4,705, respectively.

              GLOBAL TELEPHONE COMMUNICATION, INC. AND SUBSIDIARIES
                          (A DEVELOPMENT STAGE COMPANY)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997

NOTE 5 - LOSS FROM DISCONTINUED OPERATIONS

       On September 24, 1997, the Board of Directors of the Company decided to discontinue the operations of the Krystar International. The following is the summary of the loss from the discontinued operations.

                                                                                        From
                                                                                   Inception on
                                                                                     March 10,
                                                   December 31,                    1970 Through
                                       ---------------------------------           December 31,
                                           1997                  1996                  1997
                                       -----------           -----------          --------------
       Sales                           $         -           $         -           $         -
       Operating expenses                   87,429               347,222             1,089,079
                                       -----------           -----------           -----------

       Loss from discontinued
       operations                      $   (87,429)          $  (347,222)          $(1,089,079)
                                       -----------           -----------           -----------
                                       -----------           -----------           -----------

       The Company retains no assets which were attributable to prior operations. No income tax benefit has been attributed to the loss from discontinued operations.

NOTE 6 - STOCK TRANSACTIONS

       On June 26, 1996, the shareholders of the Company approved a 1-for-80 reverse stock split. The financial statements have been restated to reflect this change retroactively to inception.

       On December 12, 1996, the shareholders of the Company approved a 3-for-2 forward stock split. The financial statements have been restated to reflect this change retroactively to inception.

       On October 14, 1997, the shareholders of the Company approved a 1-for-6 reverse stock split. The financial statements have been restated to reflect this change retroactively to inception.

       On June 26, 1996, the shareholders of the Company approved a change in the par value of its common stock to $0.001 from $0.01. The financial statements have been restated to reflect this change retroactively to inception.

              GLOBAL TELEPHONE COMMUNICATION, INC. AND SUBSIDIARIES
                          (A DEVELOPMENT STAGE COMPANY)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997

NOTE 7 - STOCK OPTION PLAN

       On October 14, 1997, the Company adopted the 1997 Stock Option Plan (the "Plan"), initially reserving an aggregate of 166,667 shares of the Company's common stock (the "Available Shares") for issuance pursuant to the exercise of stock options ("Options") which may be granted to employees, officers, and directors of the Company and consultants to the Company. The Plan provides for annual adjustment in the number of Available Shares, commencing December 31, 1997, to a number equal to 10% of the number of shares outstanding on December 31 of the preceding year or 166,667 shares, whichever is greater. No options have been granted as of December 31, 1998.

NOTE 8 - DEPOSIT FOR 504 OFFERING

       On January 21, 1998, the Company completed a Rule 504 stock offering. The Company had received $170,780 from investors in 1997. During 1998,. the $170,780 was converted to common stock at $0.50 per share.

NOTE 9 - COMMITMENTS

       The Company is renting its office space for approximately $1,800 per month on a month-to-month basis.

NOTE 10 - PROPERTY AND EQUIPMENT

       Property and equipment consists of the following:



                                         December 31,
                                             1998
                                         -----------
       Computer equipment                  $287,900
       Office equipment                      25,942
                                         ----------

       Subtotal                             313,842
       Accumulated depreciation            (162,640)
                                         ----------

       Net property and equipment          $151,202
                                         ----------
                                         ----------

       Depreciation expense for the year ended December 31, 1998 was $57,836.

       Depreciation is computed using the straight-line method over the estimated useful lives as follows:

                           Computer equipment       5 years
                           Office equipment         7 years

              GLOBAL TELEPHONE COMMUNICATION, INC. AND SUBSIDIARIES
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                           December 31, 1998 and 1997

NOTE 11 - LEASES

       All non-cancelable leases with an initial term greater than one year have been categorized as capital leases in conformity with the definitions in Financial Accounting Standards Board Statement No. 13, "Accounting for Leases". At December 31, 1998, the Company is liable under the terms of non-cancelable leases for the following minimum lease commitments

       Period Ended                                               Capital
       December 31,                                               Leases
           1999                                               $       57,107
           2000                                                       10,139
           2001                                                            -
           2002
        Later years                                                        -
            Total minimum lease payments                      $       67,246

NOTE 12 - SUBSEQUENT EVENTS (Unaudited)

       Subsequent to the year end, the Company completed a regulation d stock offering. The Company received proceeds of $999,500 from investors and in exchange will issue a total of 2,349,000 common shares.

       In addition, the Company completed a private placement with an investor to purchase 400,000 common shares at a price of $1.00 per share for total proceeds of $400,000. The shares are restricted and cannot be traded for one year.

       Furthermore, the Company completed a private placement with an investor to purchase 500,000 common shares at a price of $1.00 per share for total proceeds of $500,000. The shares are restricted and cannot be traded for one year.

                                   EXHIBIT FS-3
                                   ------------

                    GLOBAL TELEPHONE COMMUNICATION, INC. AND
                 SUBSIDIARIES STATEMENT OF OPERATIONS & DEFICIT
                 JANUARY 1 - JUNE 30, 1999 (UNAUDITED, PREPARED
                                   BY MANAGEMENT).

Global Telephone Communication, Inc. and Subsidiaries
Statement of Operations & Deficit
January 1 - June 30, 1999
(Presented in U. S. Dollars)
(Unaudited, Prepared by Management)

                                                            June 30, 1999      June 30, 1998
REVENUE
  Income from Operations                                     $     86,646       $     90,470
  Gain (Loss) on Sale of Marketable Securities               $     57,599       $   (132,660)
  Miscellaneous Income                                       $      4,358       $      4,705
                                                             ------------       ------------
  Total Income                                               $    148,603       $    (37,485)
                                                             ------------       ------------
                                                             ------------       ------------

EXPENSES                                                     $       --         $       --
  Interest, Bank Charges & Foreign Exchange                  $     12,672       $     17,442
  Office Expenses & Supplies                                 $     32,534       $     18,624
  Legal & Accounting Expenses                                $     31,873       $     42,172
  Transfer Agents Fees                                       $      1,812       $         35
  Investor Relations                                         $     49,321       $        969
  Consulting Fees                                            $    138,719       $     18,797
  Directors Remuneration                                     $     23,954       $       --
  Travel, Entertainment, Promotion & Marketing Expenses      $    145,912       $     73,714
  Salaries, Secretarial Services & Benefits                  $     47,836       $     19,779
  General & Administrative Expenses                          $      4,104       $        174
  Miscellaneous Expenses                                     $      2,525       $      2,400
  Rent & Related Costs                                       $     13,531       $      7,535
  Depreciation                                               $     45,854       $     33,656
                                                             ------------       ------------
  Total Expenses                                             $    550,646       $    235,297
                                                             ------------       ------------
                                                             ------------       ------------
NET LOSS (BEFORE PRIOR YEAR ADJUSTMENTS)                     $    362,563
  plus Prior Year Adjustments                                $    (50,083)
                                                             ------------       ------------
NET LOSS FOR THE PERIOD                                      $    373,342       $    272,782
                                                             ------------       ------------
                                                             ------------       ------------

DEFICIT, BEGINNING OF THE PERIOD                             $  1,920,482       $  1,491,076
                                                             ------------       ------------
DEFICIT, END OF THE PERIOD                                   $  2,293,824       $  1,763,858
                                                             ------------       ------------
                                                             ------------       ------------

NET LOSS PER SHARE OF COMMON STOCK                           $       0.02       $       0.03
                                                             ------------       ------------
                                                             ------------       ------------

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING                  15,109,896          8,804,265
                                                             ------------       ------------
                                                             ------------       ------------

                                  EXHIBIT FS-4
                                  ------------

                   GLOBAL TELEPHONE COMMUNICATIONS, INC. AND
                  STATEMENT OF CHANGES IN FINANCIAL POSITION -
                       6 MONTHS TO JUNE 30, 1999 AND 1998
                      (UNAUDITED, PREPARED BY MANAGEMENT).

Global Telephone Communication, Inc. and Subsidiaries
Statement of Changes in Financial Position - 6 months to June 30, 1999 and 1998 (Presented in U. S. Dollars)

(Unaudited, Prepared by Management)                               June 30, 1999     June 30, 1998
CASH PROVIDED BY (USED IN):
OPERATIONS:
  Net Loss for the Period after Prior Yr. Adjust                   $  (373,342)      $  (272,782)
  Depreciation added back                                          $    24,131       $    33,656
  Changes in non-cash Working Capital
    Advances & Deposits Recoverable                                $  (349,446)      $    29,686
    Capital Leases                                                 $   (92,007)      $    58,415
    Accounts Payable                                               $   (90,908)      $   (67,812)
                                                                   -----------       -----------
                                                                   $  (881,572)      $  (218,837)
                                                                   -----------       -----------
                                                                   -----------       -----------
FINANCING
  Deferred Stock Offering Costs                                                      $    (8,204)
  Deposit for 504 Offering                                                           $  (170,780)
  Notes Payable & Accrued Interest                                 $   132,245       $  (410,530)
  Issuance of Capital Stock                                                          $   874,595
  Additional Paid in Capital                                       $ 1,908,313       $   112,240
                                                                   -----------       -----------
                                                                   $ 2,040,558       $   397,321
                                                                   -----------       -----------
                                                                   -----------       -----------
INVESTMENTS
  Office Equipment                                                 $   (35,188)      $  (166,654)
  Proceeds from Sale of Marketable Securities                      $   (85,455)      $   (70,060)
                                                                   -----------       -----------
                                                                   $  (120,643)      $  (236,714)
                                                                   -----------       -----------
                                                                   -----------       -----------

INCREASE (DECREASE) IN CASH                                        $ 1,038,343       $   (58,230)

CASH, Beginning of the Period                                      $    16,390       $   154,241
                                                                   -----------       -----------
CASH, End of the Period                                            $ 1,054,733       $    96,011
                                                                   -----------       -----------
                                                                   -----------       -----------

                                   EXHIBIT FS-5
                                   ------------

                GLOBAL TELEPHONE COMMUNICATIONS, INC. BALANCE
                  SHEET - JUNE 30, 1999 AND 1998 (UNAUDITED,
                              PREPARED BY MANAGEMENT).

Global Telephone Communication, Inc. and Subsidiaries
Balance Sheet - June 30, 1999 and 1998
(Presented in U. S. Dollars)

(Unaudited, Prepared by Management)               June 30, 1999      June 30, 1998
  ASSETS
CURRENT ASSETS
  Cash & Marketable Securities                     $ 1,054,733       $    96,011
  Advances & Deposits Receivable                   $   349,903       $    29,686
                                                   -----------       -----------
  Total Current Assets                             $ 1,404,636       $   125,697
                                                   -----------       -----------
                                                   -----------       -----------
CAPITAL ASSETS
  Capital Assets                                   $   197,604       $   200,310
                                                   -----------       -----------
  TOTAL ASSETS                                     $ 1,602,240       $   326,006
                                                   -----------       -----------
                                                   -----------       -----------
  LIABILITES & SHAREHOLDERS' EQUITY (DEFICIT)
CURRENT LIABILITIES
  Accounts Payable                                 $    76,112       $    74,927
  Notes Payable or due to Director                 $   437,715       $   122,035
  Taxes Payable                                    $      --         $       100
  Capital Leases Obligations                       $    37,226       $    58,415
                                                   -----------       -----------
  TOTAL CURRENT LIABILITIES                        $   551,053       $   255,478
                                                   -----------       -----------
                                                   -----------       -----------
LONG TERM LIABILITIES
  Capital Leases Obligations                       $     2,308
  Due to Affiliate, other than Shareholder         $    87,010
                                                   -----------       -----------
  TOTAL LONG TERM LIABILITIES                      $    89,318       $   126,212
                                                   -----------       -----------
  TOTAL LIABILITIES                                $   640,370       $   381,690
                                                   -----------       -----------
                                                   -----------       -----------
  SHAREHOLDERS' EQUITY
  Common Stock                                     $ 1,077,439       $   878,751
  Additional Paid in Capital                       $ 2,178,255       $   829,423
                                                   -----------       -----------
  Deficit                                          $(2,293,824)      $(1,763,858)
                                                   -----------       -----------
                                                   -----------       -----------
  TOTAL SHAREHOLDERS' EQUITY (DEFICIT)             $   (59,059)      $   (55,684)
                                                   -----------       -----------
  TOTAL LIABILITIES & SHAREHOLDERS' EQUITY         $ 1,602,240       $   326,006
                                                   -----------       -----------
                                                   -----------       -----------

              GLOBAL TELEPHONE COMMUNICATION, INC. AND SUBSIDIARIES
     NOTES TO THE JUNE 30, 1999 CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                       (UNAUDITED, PREPARED BY MANAGEMENT)

1. The condensed consolidated financial statements included herein have been prepared by Global Telephone Communication, Inc. (the "Company"), without audit and should be read in conjunction with the audited financial statements of the Company. Certain information and footnote disclosures, normally included in financial statements prepared in accordance with generally accepted accounting principles, have been condensed or omitted although the Company believes the disclosures which are made are adequate to make the information presented not misleading. Further, the consolidated financial statements reflect, in the opinion of management, all adjustments necessary to present fairly the financial position and results of operations as of and for the periods indicated. The results of the operations for the period ended June 30, 1999 are not necessarily indicative of the results expected for the full year.

2. On January 22, 1999, the Company canceled the October 14, 1997 Stock Option Plan.

3. The accountants for 2 wholly-owned subsidiaries, denominated in Canadian funds, were unaware of the effective date for the acquisition. Any alterations to the statements due to this adjustment will be made in the 3rd quarter, 1999.

                              EXHIBITS
                              --------

EXHIBIT NO.                   DESCRIPTION
-----------                   -----------
2.1                           ARTICLES OF MERGER MERGING GLOBAL TELEPHONE
                              COMMUNICATION, INC. (A UTAH CORPORATION) INTO
                              GLOBAL TELEPHONE COMMUNICATION, INC. (A NEVADA
                              CORPORATION)

2.2                           ARTICLES OF INCORPORATION OF GLOBAL TELEPHONE
                              COMMUNICATION, INC.

2.3                           ARTICLES OF AMENDMENT AND RESTATEMENT TO ARTICLES
                              OF INCORPORATION OF DYNASTY TMT CORP.

2.4                           ARTICLES OF AMENDMENT TO THE ARTICLES OF
                              INCORPORATION OF DYNASTY TMT CORP. DATED 1/2/97

2.5                           ARTICLES OF AMENDMENT TO THE ARTICLES OF
                              INCORPORATION OF DYNASTY TMT CORP. DATED 7/25/96

2.6                           ARTICLES OF INCORPORATION OF DYNASTY ORE AND
                              MINERALS CORPORATION

2.7                           BY-LAWS OF GLOBAL TELEPHONE COMMUNICATION, INC.

6.1                           SHARE EXCHANGE ACKNOWLEDGMENT - PLANET CITY
                              GRAPHICS CORP.

6.2                           SHARE EXCHANGE ACKNOWLEDGMENTS - WEBWORKS
                              MULTIMEDIA CORPORATION

6.3                           SHARE EXCHANGE AGREEMENT WITH REGENT LUCK HOLDINGS
                              LTD.

6.4                           AMENDMENT OF SHARE EXCHANGE AGREEMENT WITH
                              REGENT LUCK HOLDINGS

6.5                           JOINT VENTURE AGREEMENT BETWEEN SHENZHEN XUN
                              YUN YUN DA ELECTRONICS CO. LTD. AND REGENT LUCK
                              HOLDINGS LTD. FOR SHENZHEN GLOBAL NET COMPUTER
                              INFORMATION CO. LTD.

6.6                           AGENCY AGREEMENT BETWEEN SHENZHEN NEWSNET
                              INFORMATION CO. AND SHENZHEN GLOBAL NET COMPUTER
                              INFORMATION CO. LTD.


6.7                           TELECOMMUNICATION BUSINESS OPERATION APPROVAL OF
                              PEOPLES REPUBLIC OF CHINA FOR SHENZHEN NEWSAGENT
                              CO. LTD.

6.8                           SHARE EXCHANGE AGREEMENT WITH PACIFIC ASSET
                              INTERNATIONAL LTD.

6.9                           CONSULTING AGREEMENT WITH LIONS PEAK CAPITAL LTD.

6.10                          CONSULTING AGREEMENT WITH MILAN FINANCIAL INC.

27                            FINANCIAL DATA SCHEDULE
